EX. 99.28(e)(1)(ii)

Amendment to
Distribution Agreement between
JNL Strategic Income Fund LLC
and Jackson National Life Distributors LLC

This Amendment is made by and between JNL Strategic Income Fund LLC, a Delaware limited liability company (“Company”), and Jackson National Life Distributors LLC (“JNLD”), a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority.

Whereas, the Company and JNLD entered into a Distribution Agreement on October 15, 2012 (“Agreement”), whereby the Company appointed JNLD as distributor (“Distributor”) of the shares of the separate funds (the “Funds”) set forth on Schedule A of the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 9. “Effective Date and Termination of this Agreement”.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

Delete Section 9. “Effective Date and Termination of this Agreement” in its entirety, and replace it with the following:

9.
Effective Date and Termination of this Agreement. This Agreement shall become effective at the date and time that the Company’s Registration Statement, reflecting the underwriting arrangements provided by this Agreement, shall become effective under the Securities Act, and shall, unless terminated as provided herein, continue in force from year to year through September 30th of each successive year for each Fund covered by this Agreement, as listed on Schedule A, provided that such continuance for each successive year is specifically approved in advance at least annually by either the Board of Managers or by the vote of a majority (as defined in the 1940 Act) of the outstanding voting securities of the applicable Funds of the Company and, in either event, by the vote of a majority of the Managers of the Company who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting upon such approval. As used in the preceding sentence, the words “interested persons” shall have the meaning set forth in Section 2(a)(19) of the 1940 Act.

This Agreement may be terminated at any time without the payment of any penalty by the Company by giving JNLD at least thirty (30) days’ previous written notice of such intention to terminate. This Agreement may be terminated by JNLD at any time by giving the Company at least thirty (30) days’ previous written notice of such intention to terminate.

This Agreement shall terminate automatically in the event of its assignment. As used in the preceding sentence, the word “assignment” shall have the meaning set forth in Section 2(a)(4) of the 1940 Act.

In Witness Whereof, the Company and the Distributor have caused this Amendment to be executed as of this 11th day of June 2014, effective June 4, 2014.

Attest:		JNL Strategic Income Fund LLC
By:	/s/ Norma M. Mendez	By:	/s/ Kristen K. Leeman
	Norma M. Mendez	Name:	Kristen K. Leeman
		Title:	Assistant Secretary

Attest:		Jackson National Life Distributors LLC
By:	/s/ Paige McLaughlin	By:	/s/ Jim Livingston
	Paige McLaughlin	Name:	Jim Livingston
		Title:	EVP, Operations